Exhibit 99.1
01 August 2007
CADBURY SCHWEPPES REPORTS STRONG FIRST HALF GROWTH
Cadbury Schweppes plc reports on financial performance for the 6 months ended 30 June 2007. In accordance with IFRS 5, Americas Beverages is classified as a discontinued operation. Discontinued operations in 2006 also include the profit on the sale of Europe Beverages. Revenue, Profit from Operations and Profit before Tax for the 6 months to 30 June 2006 and 2007 disclosed below exclude Americas Beverages.
First Half 2007 Highlights
•	Revenue growth +6%: continued double-digit growth in gum and emerging markets

•	Focus brands +9% with Trident +27% and Halls +7%

•	Underlying base business margins -30bps reflecting continued investment in growth

•	Dividend up 22% at 5.0p

•	Exchange movements reduced revenues by 5% and underlying earnings by 10%

•	Americas Beverages trading in line with expectations
(except where stated all movements are at constant exchange rates – see Basis of Preparation on page 12 for impact of exchange)
Todd Stitzer, Chief Executive Officer, said: “First half revenue growth was strong driven by investment in brands, innovation and market-place execution. We expect continued good revenue growth in the second half, while margins will be impacted by the combination of growth investment and higher input costs. Our team remains focused on delivering the unexploited potential of our portfolio.”

			Reported	Constant
			Currency	Currency [3]
£ millions	2007	2006	Growth %	Growth %

Revenue	2,326	2,296	+1	+6

Underlying Profit from Operations before business improvement costs[1]	180	192	-6	+3
Business improvement costs[2]	(12)	—
Underlying Profit from Operations[1]	168	192	-13	-3
Exceptional, restructuring & other items	(53)	(25)
Profit from Operations	115	167

Underlying Profit before Tax [1]	110	123	-11	—
Profit before Tax	69	105

Discontinued Operations	148	744

Underlying EPS Continuing & Discontinued Ops[1]	11.9p	13.3p	-11	-1
Reported EPS Continuing & Discontinued Ops	8.7p	39.6p

Dividend per share	5.0p	4.1p	+22	n/a

[1]	Cadbury Schweppes believes that underlying profit from operations, underlying profit before tax, underlying earnings and underlying earnings per share provide additional information on underlying trends to shareholders. The term underlying is not a defined term under IFRS, and may not be comparable with similarly titled profit measurements reported by other companies. It is not intended to be a substitute for, or superior to, IFRS measurements of profit. A full reconciliation between underlying and reported measures is included in the segmental analysis on pages 17 and 18.

[2]	From 2007, ongoing business improvement costs of approximately 0.5% of revenue are included within underlying profit from operations. In 2006, there were no ongoing business improvement costs as all restructuring costs were incurred as part of the Fuel for Growth programme and as such were reported outside of underlying profit from operations.

[3]	Constant currency growth excludes the impact of exchange rate movements during the period (see note 3: Basis of Preparation page 12)
Basis of Preparation
Further explanation of the basis of preparation is included in Note 3: Basis of Preparation on page 12. A summary is set out below:
•	On 15 March 2007, the Group announced the intention to separate the Americas Beverages business. The status of the separation project at 30 June 2007 meets the IFRS 5 “Non-current assets held for sale and discontinued operations” criteria requiring the business to be classified as a discontinued operation. The prior period has been re-presented on a consistent basis.

•	From 2007, ongoing business improvement costs of approximately 0.5% of revenue are included within underlying profit from operations. In 2006, all restructuring costs were incurred as part of the Fuel for Growth programme and as such were reported outside of underlying profit from operations.
Comments on the Group and regional performances in the commentaries on pages 2 to 7 are made on the continuing business, excluding discontinued operations. Comments on movements in revenues, underlying profit from operations and margins are made on a constant exchange rate basis. In the first half of 2007, movements in exchange rates, primarily the US Dollar, the Australian Dollar and the South African Rand, reduced Revenue by 5%, Underlying Profit before Tax by 11% and Underlying EPS by 10%.
FIRST HALF RESULTS OVERVIEW
(CONTINUING OPERATIONS)

				Business
		Base	Acq/	Improvement
£ millions	2006	Business	Disposals	Costs[1]	Exchange	2007

Revenue	2,296	140	—	—	(110)	2,326
- year-on-year change		+6%	—	—	-5%	+1%
Underlying Profit from Operations	192	6	—	(12)	(18)	168
- year-on-year change		+3%	—	-6%	-10%	-13%
Underlying Operating Margin	8.4%	8.1%				7.2%

[1]	Ongoing business improvement costs charged to underlying profit from operations in the first half of 2007 were £12 million. There were no ongoing business improvement costs in the comparable period in 2006 as all costs incurred were as part of the Fuel for Growth programme which was included as restructuring costs outside underlying.
In November last year, a significant over-statement of Cadbury Nigeria’s financial position which had existed over a number of years was discovered: revenues and profits from Cadbury Nigeria in the first half of 2006 were therefore overstated. The results from Cadbury Nigeria have not been restated and as a result of the phasing of results from Nigeria, Group revenue growth in the first half was reduced by 1%, underlying profit from operations by 6%, and underlying operating margins by 40bps. Performance comparatives for EMEA adjusting for the impact of the overstatement of results from Nigeria are also provided in the EMEA regional commentary.
Performance Highlights Continuing Business
Underlying revenue (excluding acquisitions, disposals and exchange) grew by 6% driven by continued double-digit growth in gum and emerging markets, and strengthened performance from developed markets which were 4% ahead. Our focus markets, brands and customers (see note 2, page 12) grew revenues ahead of the group average and our long-term goal range at 7%, 9% and 8% respectively.
Key highlights include:
•	The expansion of our global focus brands into new markets: Trident into the UK; Halls into France; Green & Black’s into Australia and Ireland; and The Natural Confectionery Company into the UK;

•	Strong momentum in emerging markets for more than three years, with first half performance driven by double digit revenue growth in chocolate and gum;

•	Continued strong share growth in US gum with share up by over 400bps to a record of 35%;

•	Successful pricing initiatives on gum and Halls in the US and Canada, and beverages in Australia;

•	Continued strong growth in centre-filled gum with new flavours and packs launched in existing markets and the roll-out into 6 new markets including Mexico, Russia, Turkey and the UK. Revenues of centre-filled gum were over 100% ahead in the half, with annualised revenue now running at around £200 million; and

•	Successful entry into the UK gum market, leveraging our strong route to market with the launch of Trident Splash and Trident Soft. Results are ahead of our expectations with our share holding comfortably over 10% in a market which is nearly 20% ahead since our launch.
Underlying operating margins from the base business fell 30bps in the first half with the benefit from cost savings and operational leverage offset by the combination of:
•	Further investment in growth initiatives including a c£10 million investment in the launch of gum in the UK, which impacted margins by 60bps; and

•	The phasing of reported results from Cadbury Nigeria which adversely impacted margins by 40bps.
On a reported basis, underlying operating margins were down 120bps reflecting the impact of exchange rate movements (-40bps) and the inclusion, from 2007, of ongoing business performance improvements (-50bps) within underlying profits.
The Board has agreed a 22% increase in the interim dividend to 5.0p, in line with the change in our dividend policy announced on 19 June and reflecting their confidence in the prospects for the new confectionery business going forward.
Strategic Developments
Americas Beverages Separation
On July 27 we announced that the sale process was being extended as a result of the extreme volatility of the debt markets. We confirm that the sale process is ongoing and that interest in the business remains strong. Should debt market conditions not stabilise sufficiently, we are now fully prepared to pursue a demerger process.
Americas Beverages performed in line with expectations in the first half. While the carbonated soft drinks market had a challenging half, in part due to the poor summer weather, we continued to gain share. We invested significantly behind new product launches in the first half, notably Snapple super-premium teas and Accelerade, a new sports drink. Base business revenues on a comparable basis (including the Bottling Group) were 5% ahead in the half year. Overall margins were down reflecting the investment in new product launches. Commodity cost increases were largely offset by price increases.
Other Strategic Developments
During the half we announced or completed three acquisitions which will strengthen our businesses in important developed and emerging markets for a total spend of £340 million:
•	Intergum in Turkey, which is a leading gum business in a fast growing confectionery market of 70 million consumers. It will strengthen and expand Turkey’s role as a key supply hub for Europe and the Middle East for candy and gum. We are awaiting regulatory clearance and expect the deal to close during the third quarter;
•	Kandia-Excelent, the second largest confectionery company in Romania, an emerging market of 22 million consumers. The company has a leading 32% share of the Romanian candy category and a number two position in chocolate with a 24% share. The acquisition was completed in June; and
•	Sansei Foods, a leading sugar-free and functional candy business in Japan. This builds on our existing number two position in gum in Japan, strengthens our candy portfolio which includes Halls, and provides a platform for growth both in Japan and other markets. Our tender offer closed on 19 July with 96% of the shares tendered, and we now intend to acquire the outstanding shares.
In addition, we have completed the sale of further non-core businesses in Australia (Cottee’s Foods), Canada (Allan Candy) and Italy (Cadbury Italia) and we remain on track to deliver £250 million from our non-core disposal programme by the end of 2007.
Exceptional, Restructuring & Other Items
Exceptional, restructuring and other items in the half were £53 million including £34 million of restructuring costs principally relating to the cost reduction initiatives in the continuing confectionery business announced on 19 June. In addition, as a result of a change in strategy in China, we have recognised a £25 million non-cash impairment charge comprising £13 million of goodwill and £12 million of property, plant and equipment. Full details of exceptional, restructuring and other items are given on page 9.

2007 Full Year Outlook
Overall we expect to see continued good revenue growth in the second half of the year. While performance of the EMEA region will benefit from easier 2006 comparatives, this is likely to be partially offset by the temporary closure of our candy factory in Sheffield (as announced on 13 July) as a result of the extensive flooding in the north of England. Manufacturing has now resumed on a limited number of lines and we expect production to increase over the coming weeks. We believe the majority of the costs and lost profits from the flooding will be covered by insurance.
As previously announced, 2007 will be a year of significant re-investment in growth behind a number of larger initiatives including the launch of gum and the revitalisation of our chocolate business in Britain, and the expansion of Stride in the US. In addition, we are experiencing some input cost increases, notably in dairy products in many of our markets around the world. As a result, we are unlikely to see margin progression in the full year.
On June 19, we announced a major cost reduction initiative which, combined with the benefits of operating leverage and improved results from key underperforming markets, underpin our goal of mid-teens margins by 2011. The actions we are implementing to reduce our SG&A (sales, general and administration) costs will lead to significant savings from 2008 onwards.
New Regional Structure
With effect from 1 July, the ongoing confectionery business has been reorganised into four operating regions from three. Europe, Middle East and Africa has been split into two regions, Britain, Ireland, Middle East & Africa (BIMA) and Europe. Americas Confectionery (in the continuing group now referred to as “Americas”) and Asia Pacific are unchanged. For the full year, we will be reporting our regional results on the basis of this new structure. Historic results for 2005, 2006 and the first half 2007 for the new regional structure can be found in the investor relations section of our website, www.cadburyschweppes.com.
Next Events
Forthcoming Group announcements/events are listed below:

11 December 2007	Preliminary Trading Update
OPERATING REVIEW
(CONTINUING BUSINESSES)
Europe, Middle East and Africa (EMEA)

				Business
		Base	Acq/	improvement
£ millions	2006	Business	Disposals	costs[1]	Exchange	2007

Revenue	1,098	39	4	—	(33)	1,108
- year-on-year change		+4%	—	—	-3%	+1%
Underlying Profit from Operations	128	(21)	—	(6)	(5)	96
- year-on-year change		-16%	—	-5%	-4%	-25%
Underlying Operating Margin	11.7%	9.4%				8.7%

[1]	Ongoing business improvement costs charged to underlying profit from operations in the first half of 2007 were £6 million. There were no ongoing business improvement costs charged to underlying profit from operations in the comparable period in 2006 as all costs incurred were as part of the Fuel for Growth programme which was included as restructuring outside underlying.
In November last year, a significant over-statement of Cadbury Nigeria’s financial position which had existed over a number of years was discovered: revenues and profits from Cadbury Nigeria in the first half of 2006 were therefore overstated and have impacted the comparative performance of the EMEA region.

Base business revenue growth in EMEA was 4% benefiting from strong growth across most of Europe and Africa and the successful launch of Trident gum in the UK, which contributed 1% to the region’s growth. The phasing of results from Cadbury Nigeria had a 2% adverse impact on revenues.
Underlying profit from operations was £21 million lower reflecting a c£10 million investment in our gum launch in the UK and a £10 million impact from the phasing of results from Nigeria.
In Europe, revenues benefited from strong growth in gum in all markets driven by continued strong performance from centre-filled gum and packaging innovation. Gum market shares were ahead in nearly all markets including Spain where we extended our market share to nearly 46%, and Turkey where we launched centre-filled gum (Trident Splash). In France, gum revenues were ahead by 7% in a strongly growing market and Halls achieved a 5% share of the pocket candy market. Overall candy revenues in France were impacted by range rationalisation as we focus on a smaller number of more advantaged brands. Performance in Russia was significantly improved with revenues up nearly 20% and operating losses reduced. Our gum share in Russia grew by over 400bps to 26%.
In the UK, revenues were 2% ahead with the growth reflecting the successful launch of Trident gum in February. All confectionery categories in the UK are ahead year to date (to July 14) with the total market ahead by 5%. Our share of the total confectionery market fell by 120bps over the period: share performance was impacted by a nut labelling recall in February and our decision not to fully participate in aggressive discounting in the grocery trade. Our share position is significantly improved in recent weeks and we would expect this to continue as we cycle through the anniversary of last year’s product recall. However, our candy share is expected to be adversely impacted by the floods in June which have disrupted production at our main UK candy facility in Sheffield.
Revenues in the emerging markets of Africa and the Middle East were ahead by 3% and by 13% excluding Nigeria. In South Africa, all categories benefited from strongly growing markets. The Dan Products acquisition has been fully integrated.
Americas

				Business
		Base	Acq/	Improvement
£ millions	2006	Business	Disposals	Costs[1]	Exchange	2007

Revenue	641	74	(4)	—	(60)	651
- year-on-year change		+12%	-1%	—	-9%	+2%
Underlying Profit from Operations	92	36	—	(1)	(12)	115
- year-on-year change		+39%	—	-1%	-13%	+25%
Underlying Operating Margin	14.4%	17.9%				17.7%

[1]	Ongoing business improvement costs charged to underlying profit from operations in the first half of 2007 were £1 million. There were no ongoing business improvement costs charged to underlying profit from operations in the comparable period in 2006 as all costs incurred were as part of the Fuel for Growth programme which was included as restructuring outside underlying.
Base business revenue growth in the Americas region was 12% in the half, with 9% growth in the developed markets in North America and 15% growth in the emerging markets in Latin America. Profit and margin growth of £36 million and 350bps respectively were driven by the combination of operating leverage, the continued focus on profitable growth in Canada and Brazil and some early benefits of pricing initiatives in gum and Halls in North America.
In the US, the gum market continued to grow strongly (+6%). Our latest gum share is up by over 400bps with our share reaching 35% compared to 27% when we acquired Adams in 2003. Growth was driven by our Trident and Stride brands. Stride, which was launched in June of last year, now has a 5% share of the $3.9 billion US gum market. Halls had a good first quarter due to strong growth in the market and weak 2006 comparatives.

In Canada, revenue growth was 1% as we exited non-core brands and own-label business through the sale of Allan Candy. Excluding Allan Candy, revenues were ahead by 5%.
Performance was strong across all our businesses in Latin America and particularly in Mexico where revenues were ahead by 13% following further investments in our route to market and the launch of Trident Splash centre-filled gum at the end of 2006, which had a 7% share of the gum market by the end of June. Brazil and Venezuela continued to achieve good results through a focus on higher value brands such as Trident in Brazil and more affordable single piece products with Halls in Venezuela.
Asia Pacific

				Business
		Base	Acq/	Improvement
£ millions	2006	Business	Disposals	costs[1]	Exchange	2007

Revenue	553	27	—	—	(17)	563
- year-on-year change		+5%	—	—	-3%	+2%
Underlying Profit from Operations	52	4	—	(9)	(1)	46
- year-on-year change		+8%	—	-18%	-2%	-12%
Underlying Operating Margin	9.4%	9.7%				8.2%

[1]	Ongoing business improvement costs charged to underlying profit from operations in the first half of 2007 were £9 million. There were no ongoing business improvement costs charged to underlying profit from operations in the comparable period in 2006 as all costs incurred were as part of the Fuel for Growth programme which was included as restructuring outside underlying.
Base business revenue growth in Asia Pacific was 5% in the half with 3% growth in our developed markets of Australia, New Zealand and Japan and 12% in our emerging markets. Margins were up 30bps with leverage and efficiency gains more than offsetting commodity cost increases.
In Australia, while our confectionery share was moderately ahead, we had a relatively slow half due to the combination of a hot summer and disruption at a major retail customer. Green & Black’s was launched in May. Our beverage operations had a good half with share up in a strongly growing market. We had good growth in both our owned and franchise brands. In Japan, while the gum market was down year-on-year, our gum share continued to increase, reaching 20% at the end of the half (compared to 14% when we acquired the business with Adams), driven by continued growth in Recaldent and the relaunch of Clorets. Halls had a more difficult half.
In emerging markets, India continued to grow strongly with revenues up by over 20% with growth across all categories, particularly candy through Cadbury Eclairs. In South East Asia, revenues were ahead by 2% with results impacted by the continued political and economic uncertainty in our key Thai market where revenues were 6% lower. Growth was strong in Malaysia as we gained share in all categories. In China, revenues were 18% lower as we refocused our activities on fewer brands and markets. During the half we withdrew from over 180 of the around 200 cities where we used to operate.

FINANCIAL REVIEW

					Reported	Constant
			2006		Currency	Currency
(£ millions)	2007		Re-presented[1]		Growth %	Growth %

Revenue	2,326		2,296		+1	+6

Underlying Profit from Operations[1]	168		192		-13	-3
Exceptional, restructuring & other costs
- Restructuring costs	(34)		(27)
- Amortisation and impairment of acquisition intangibles	(15)		(2)
- Non-trading items	(2)		7
- UK product recall	—		(7)
- IAS 39 adjustment	(2)		4

Profit from Operations	115		167		-31	-22

Share of results in associates	5		3

Underlying Net Financing	(63)		(72)
Net Financing	(51)		(65)

Underlying Profit before Taxation	110		123		-11	—
Profit before Taxation	69		105		-34	-24

Underlying Taxation	(33)		(36)
Taxation	(35)		(27)

Discontinued Operations
Americas Beverages[1]	148		203
Europe, South Africa and Syria Beverages	—		541

Profit for the Period	182		822

EPS - Continuing Operations
- Underlying	3.7	p	4.1	p	-10	—
- Reported	1.6	p	3.6	p
EPS - Continuing & Discontinued
- Underlying	11.9	p	13.3	p	-11	-1
- Reported	8.7	p	39.6	p

[1]	On 15 March 2007, the Group announced the intention to separate the Americas Beverages business. The status of the separation project at 30 June 2007 meets the IFRS 5 “Non-current assets held for sale and discontinued operations” criteria requiring the business to be classified as a discontinued operation. The prior period has been re-presented on a consistent basis.

Continuing Operations
Revenues at £2.3 billion were 1% higher than last year at actual exchange rates. On a base business basis (excluding the impact of acquisitions, disposals and exchange rates), revenues grew by 6%.
Underlying profit from continuing operations was down 13%, or 3% at constant exchange rates with underlying operating margin falling by 120bps to 7.2%, primarily as a result of the combination of: investment in growth, mainly in the launch of gum in the UK; the phasing of results from Cadbury Nigeria; ongoing business improvement costs of 0.5% of revenue reflected from 2007 in underlying profit from operations; and the impact of exchange rates.
Marketing spend at £245 million was £5 million higher than 2006 but 8% higher at constant exchange rates. A significant proportion of the increase was in the UK.
The Group has fully provided for the £1 million fine and associated costs incurred as a result of the 2006 product recall.
Central costs increased by £9 million to £89 million, an 11% rise in part as a result of investment in IT and an increase in our non-cash share based payment expense.
Exceptional, Restructuring & Other Items
The charge in respect of business restructuring reported outside underlying profit was £34 million. Included in this amount are costs relating to the separation of Americas Beverages (£4 million) and restructuring costs relating to the cost reduction initiatives in the continuing confectionery business announced on 19 June (£22 million). As previously announced, the decision to reduce contract manufacturing volumes with Gumlink, a third party supplier, will result in penalties and has given rise to a restructuring charge in the first half of £8 million.
Amortisation and impairment of intangibles was £15 million and includes a £13 million charge relating to the impairment of China goodwill following the change in strategy.
The loss on non-trading items of £2 million (2006: £7 million credit) includes: losses on disposal of Cadbury Italia and Allan Candy, and a £12 million charge relating to the impairment of property, plant and equipment in China, partially offset by further insurance recoveries relating to the rebuild of the Pontefract factory destroyed by fire in 2005.
Fair value accounting under IAS 39 contributed a loss of £2 million to our reported Profit from Operations due to the difference between spot commodity prices and exchange rates compared to the hedge rates used in the underlying results.
Profit from Operations (excluding associates) was down 31%. The Group’s share of profits in associates (net of interest and tax) at £5 million was £2 million higher than in the first half of 2006.
The underlying net financing charge at £63 million was £9 million lower than the prior year due to a lower level of average net debt following the disposal of Europe Beverages in February 2006.
The reported net financing charge was £51 million, £12 million lower than the underlying financing charge, reflecting the impact of the IAS 39 financing adjustment including a £20 million gain on marking our commodity derivatives to market prices.
Underlying Profit before Tax was down 11% to £110 million but flat at constant exchange rates. The underlying tax rate in first half 2007 was 30.0% as against 29.3% in 2006.
Reported Profit before Tax was down by 34% to £69 million reflecting the impact of exchange rates, ongoing business improvement costs and restructuring.

Discontinued Operations
Discontinued operations in 2007 relates solely to Americas Beverages. The business reported Underlying Profit from Operations of £257 million down from £278 million in 2006 principally as a result of the impact of exchange rates and the investment in new product launches. In addition, we incurred £14 million of costs in respect of the disposal of Americas Beverages and £6 million of integration costs relating to the 2006 acquisition of Dr Pepper/Seven Up Bottling Group. Profit for the period was £148 million, down £55 million compared with 2006. A full income statement for Americas Beverages is included in note 9 on page 24.
Profit from discontinued operations for 2006 also includes £541 million relating to the profit on disposal of the European, South African and Syrian Beverages businesses and their pre-disposal trading results.
Earnings
Total Group underlying earnings per share were down 11% to 11.9p principally as a result of the impact of exchange rates (-10%). The growth in underlying earnings per share as a result of base business performance (+5%) was offset by the inclusion in 2007 of ongoing business improvement costs within underlying performance (-4%) and the impact of acquisitions and disposals (-2%).
Total Group earnings per share were 8.7p. Total Group earnings per share in 2006 were 39.6p reflecting the profit recognised on the disposal of the European, South African and Syrian beverage businesses.
Dividends
The Board has agreed a 22% increase in the interim dividend to 5.0p. This will be paid on 19 October 2007 to Ordinary Shareholders on the Register at the close of business on 21 September 2007.
Cash Flow Statement
Free cash inflow in the first half was £2 million compared with a £43 million outflow in 2006. The year-on-year improvement is due to more efficient working capital management partially offset by increased capital spend. Capital spend was £178 million, a £29 million increase on last year.
Net Debt
Net debt increased from £2.9 billion at the end of 2006 to £3.1 billion at the half year primarily reflecting the payment of the 2006 final dividend and the June acquisition of Kandia-Excelent, the second largest confectionery company in Romania.
Ends

For further information
Cadbury Schweppes plc	+ 44 20 7409 1313
http://www.cadburyschweppes.com

Capital Market Enquiries	+44 20 7830 5124
Sally Jones
Mary Jackets
Charles King

Media Enquiries
Cadbury Schweppes	+44 20 7830 5011
Andraea Dawson-Shepherd
Katie Bolton

The Maitland Consultancy	+ 44 20 7379 5151
Philip Gawith

Presentation
A presentation on the results will be webcast live on the Group’s website http://www.cadburyschweppes.com at 9.30am (BST) today. Copies of the presentation will be available on the website from 9.00am (BST).
Teleconference Call
A teleconference call for analysts and investors will take place at 3pm (BST) today, 4pm (central Europe), 10am (EST).

Dial-in numbers:	UK and Europe	+44 207 138 0817

	USA	+1 718 354 1171
Replay	UK and Europe	+44 207 806 1970
	USA	+1 718 354 1112
Replay Access Number:		8345212#
The teleconference call will be archived on Cadbury Schweppes’ corporate website at www.cadburyschweppes.com.
High resolution images to accompany this announcement are available for the media to view and download free of charge from www.vismedia-online.com.
Forward Looking Statements
This material may be deemed to include forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. These forward-looking statements are only predictions and you should not rely unduly on them. Actual results might differ materially from those projected in any such forward-looking statements, which involve known and unknown risks, uncertainties and other factors which may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In evaluating forward-looking statements, which are generally identifiable by use of the words “may”, “will”, “should”, “expect”, “anticipate”, “estimate”, “believe”, “intend” or “project” or the negative of these words or other variations on these words or comparable terminology, you should consider various factors including the risks outlined in our Form 20-F filed with the SEC. Although we believe the expectations reflected in forward-looking statements are reasonable we cannot guarantee future results, levels of activity, performance or achievements. This material should be viewed in conjunction with our periodic interim and annual reports and registration statements filed with the Securities and Exchange Commission, copies of which are available from Cadbury Schweppes plc, 25 Berkeley Square, London W1J 6HB, UK.
Notes:
1. About Cadbury Schweppes
Cadbury Schweppes is the world’s largest confectionery company and has strong regional beverages businesses in North America and Australia. With origins stretching back over 200 years, today Cadbury Schweppes’ products – which include brands such as Cadbury, Schweppes, Halls, Trident, Dr Pepper, Snapple, Trebor, Dentyne, Bubblicious and Bassett – are enjoyed in almost every country around the world. The Group employs over 70,000 people.
2. About Cadbury
On 19 June, 2007, we announced a new strategy for our ongoing confectionery business post the separation of Americas Beverages. Our goal is to leverage our scale and advantaged positions to maximise growth and returns by:
•	Driving growth through a concentration on “fewer, faster, bigger, better” participation and innovation, supported by our global category structure introduced last year;
•	Driving cost and efficiency gains to increase margins; and
•	Continuing to invest in capabilities to support our growth and efficiency agendas.

Our Financial Scorecard
Our ambition to maintain revenue growth while improving margins and returns is reflected in our new financial scorecard for the 2008 to 2011 period:
•	Annual organic revenue growth of 4-6%

•	Total confectionery share gain

•	Mid teens trading margin by 2011

•	Strong dividend growth

•	Efficient balance sheet

•	Growth in return on invested capital
Commercial Strategy: Focus on Top Markets, Brands and Customers
To help drive further revenue growth, under a new category management structure, we are focusing our resources on a fewer number of markets, brands and customers:
•	Our 12 focus markets include the UK, US, Australia, Mexico, Brazil, India and Russia. Together, these markets represent around 70% of our total revenues and are forecast to account for over 60% of expected category growth over the next five years.

•	Our 13 focus brands, include our biggest brands such as Cadbury Dairy Milk, Trident, Halls, Dentyne and Flake and our newer fast growing brands, Green & Black’s and The Natural Confectionery Company. Together, our 13 focus brands account for over 50% of our confectionery revenues and have above average revenue growth and operating returns.

•	Our 10 focus customers comprise 7 top retailers (including WalMart, Tesco, Carrefour and Lidl) and 3 trade channels (impulse in developed markets; traditional trade in emerging markets; and international travel retail). Together, these customers account for over 50% of our revenues.
3. Basis of Preparation
Impact of Exchange Rates
Over 80% of the Group’s sales and profits are generated outside the United Kingdom. Constant currency growth was calculated by applying the 2006 average exchange rates for the half year to the 2007 reported results for the base business (excluding acquisitions).
Acquisitions and Disposals
The contribution from acquisitions and disposals during the period equates to the first twelve months’ impact of businesses acquired or disposed of in the current and prior year. Once an acquisition or disposal has lapped its acquisition date then it is included within the base business results.

Consolidated Income Statement for the
6 months ended 30 June 2007

				2006
		2007		Half Year		2006
		Half Year		re-presented		Full Year
		unaudited		unaudited		re-presented
	Notes	£m		£m		£m

Continuing Operations Revenue		2,326		2,296		4,861

Trading costs before -		(2,160)		(2,100)		(4,376)
- Amortisation and impairment of acquisition intangibles		(15)		(2)		(19)
- UK Product recall		—		(7)		(30)

Trading costs		(2,175)		(2,109)		(4,425)
Restructuring costs	2	(34)		(27)		(112)
Non-trading items	3	(2)		7		23

Profit from Operations		115		167		347
Share of result in associates		5		3		(15)

Profit before Financing and Taxation		120		170		332
Investment revenue	4	21		32		50
Finance costs	5	(72)		(97)		(200)

Profit before Taxation		69		105		182
Taxation	6	(35)		(27)		(64)

Profit for the period from continuing operations		34		78		118

Discontinued Operations
Profit for the period from discontinued operations	9	148		744		1,047

Profit for the period		182		822		1,165

Attributable to:
Equity holders of the parent		182		819		1,169
Minority interests		—		3		(4)

		182		822		1,165

Earnings per share
From continuing and discontinued operations
Basic	8	8.7	p	39.6	p	56.4	p
Diluted	8	8.6	p	39.2	p	55.9	p

From continuing operations
Basic	8	1.6	p	3.6	p	5.9	p
Diluted	8	1.6	p	3.6	p	5.8	p

In accordance with IFRS 5, the prior period Income Statements, Statements of recognised income and expense and related notes have been re-presented following the classification of Americas Beverages as a discontinued operation (see Note 9, page 24).

Consolidated Statement of Recognised Income and Expense for the 6 months ended 30 June 2007

		2006
	2007	Half Year	2006
	Half Year	re-presented	Full Year
	unaudited	unaudited	re-presented
	£m	£m	£m

Currency translation differences (net of tax)	20	(284)	(416)
Exchange transferred to income and expense upon disposal	—	10	10
Actuarial gains on post retirement benefit obligations (net of tax)	46	81	50
Share of associates reserves movements	—	—	(2)
IAS 39 transfers to income or expense	—	1	(1)

Net income/(expense) recognised directly in equity	66	(192)	(359)

Profit for the period from continuing operations	34	78	118
Profit for the period from discontinued operations	148	744	1,047

Total recognised income and expense for the period	248	630	806

Attributable to:
Equity holders of the parent	248	627	810
Minority interests	—	3	(4)

	248	630	806

Consolidated Balance Sheet at 30 June 2007

		2007	2006	2006
		Half Year	Half Year	Full Year
	Notes	unaudited	unaudited
		£m	£m	£m

Assets

Non-current assets
Goodwill		1,668	3,009	2,487
Acquisition intangibles		1,152	3,025	3,261
Software intangibles		77	141	155
Property, plant & equipment		1,361	1,606	1,664
Investment in associates		20	23	22
Deferred tax assets		88	90	170
Trade and other receivables		5	62	54
Other investments		1	2	2

		4,372	7,958	7,815

Current Assets

Inventories		640	841	728
Short term investments	12	71	72	126
Trade and other receivables		788	1,243	1,186
Tax recoverable		20	72	36
Cash and cash equivalents	12	173	338	269
Derivative financial instruments		23	78	51

		1,715	2,644	2,396
Assets held for sale	9	3,971	36	22

TOTAL ASSETS		10,058	10,638	10,233

LIABILITIES
Current liabilities
Trade and other payables		(1,136)	(1,467)	(1,588)
Tax payable		(170)	(287)	(239)
Short term borrowings and overdrafts	12	(1,553)	(1,430)	(1,439)
Short term provisions		(43)	(31)	(55)
Obligations under finance leases	12	(21)	(21)	(22)
Derivative financial instruments		(30)	(57)	(35)

		(2,953)	(3,293)	(3,378)

Non-current liabilities
Trade and other payables		(22)	(32)	(30)
Borrowings	12	(1,730)	(2,357)	(1,810)
Retirement benefit obligation		(66)	(216)	(204)
Tax payable		(18)	(122)	(5)
Deferred tax liabilities		(321)	(1,003)	(1,050)
Long term provisions		(23)	(15)	(18)
Obligations under finance leases	12	(2)	(38)	(33)

		(2,182)	(3,783)	(3,150)

Liabilities directly associated with assets classified as held for sale	9	(1,120)	(11)	(9)

TOTAL LIABILITIES		(6,255)	(7,087)	(6,537)

NET ASSETS		3,803	3,551	3,696

EQUITY
Share capital	11	263	261	262
Share premium account		1,200	1,156	1,171
Other reserves		2,330	2,097	2,255

Equity attributable to equity holders of the parent		3,793	3,514	3,688
Minority interest		10	37	8

TOTAL EQUITY		3,803	3,551	3,696

Consolidated Cash Flow Statement for the
6 months ended 30 June 2007

		2007	2006	2006
		Half Year	Half Year	Full Year
	Notes	unaudited	unaudited
		£m	£m	£m

Net cash from operating activities	13	104	43	620

Investing activities
Dividends received from associates		—	4	6
Proceeds on disposal of property, plant and equipment		31	16	84
Purchases of property, plant & equipment		(178)	(149)	(384)

Acquisitions of businesses		(61)	(337)	(375)
Net cash assumed on acquisitions		1	29	28
Sale of investments, associates and subsidiary undertakings		4	1,212	1,295
Net cash removed on disposal		(1)	(50)	(50)

Acquisitions and disposals		(57)	854	898
Movement in equity investments and money market deposits		52	(25)	(82)
Net cash (used in)/generated from investing activities		(152)	700	522

Net cash flow before financing activities		(48)	743	1,142

Financing activities
Dividends paid		(207)	(186)	(272)
Dividends paid to minority interests		—	(1)	(4)
Capital element of finance leases repaid		(21)	(20)	(21)
Proceeds on issues of ordinary shares		30	22	38
Net movement of shares held under Employee Trust		20	22	(4)
Proceeds of new borrowings		809	425	532
Borrowings repaid		(663)	(1,089)	(1,481)

Net cash used in financing activities		(32)	(827)	(1,212)

Net decrease in cash and cash equivalents		(80)	(84)	(70)

Net cash and cash equivalents

Opening:– Total group		186	279	279
Included in disposal group held for sale		—	(3)	(3)

Opening:- Continuing operations		186	276	276
Effect of foreign exchange rates		(6)	(3)	(20)

Less: Net overdrafts / (cash and cash equivalents) transferred to disposal group held for sale		10	(2)	—

Closing net cash and cash equivalents – continuing group		110	187	186

Net cash and cash equivalents in the continuing group includes overdraft balances of £63 million (2006 Half Year: £151 million, 2006 Full Year: £83 million).

Segmental Reporting
Business segment analysis

				Underlying
		Profit from	Operating	profit from	Underlying
	Revenue	operations	margin	operations	margin
2007 Half Year (unaudited)	£m	£m	%	£m	%

EMEA	1,108	91	8.3	96	8.7
Americas	651	108	16.6	115	17.7
Asia Pacific	563	18	3.2	46	8.2

	2,322	217	9.4	257	11.1
Central	4	(102)	n/a	(89)	n/a

	2,326	115	4.9	168	7.2

Share of results in associates		5		5

Profit before Financing and Taxation		120		173
Investment revenue		21		21
Finance cost		(72)		(84)

Profit before Taxation		69		110
Taxation		(35)		(33)
Minority interests		—		—

Profit for the period from continuing operations		34		77
Discontinued operations – Americas Beverages		148		170
s
Profit for the period – Equity holders		182		247

Reconciliation of profit from operations and profit before taxation to underlying performance measure

			Reversal of
		Reversal of	amortisation	Reversal of		Underlying
	Reported	restructuring	and impairment	non-trading	IAS 39	performance
	Performance	costs	of intangibles	items	adjustment	measure
2007 Half Year (unaudited)	£m	£m	£m	£m	£m	£m

EMEA	91	15	—	(11)	1	96
Americas	108	5	1	—	1	115
Asia Pacific	18	1	14	13	—	46
Central	(102)	13	—	—	—	(89)

Profit from Operations	115	34	15	2	2	168
Share of result in associates	5	—	—	—	—	5
Financing	(51)	—	—	—	(12)	(63)

Profit before Taxation	69	34	15	2	(10)	110

Reconciliation from reported to underlying earnings & earnings per share

	Earnings			Earnings per share
	Continuing	Discontinued	Total	Continuing	Discontinued	Total
2007 Half year (unaudited)	£m	£m	£m	pence	pence	pence

Reported	34	148	182	1.6	7.1	8.7

Reversal of:
Restructuring costs	34	6	40	1.6	0.3	1.9
Amortisation and impairment of intangibles	15	12	27	0.7	0.6	1.3
Non-trading items	2	14	16	0.1	0.7	0.8
IAS 39 adjustment	(10)	—	(10)	(0.4)	—	(0.4)
Tax effect on the above	2	(10)	(8)	0.1	(0.5)	(0.4)

Underlying	77	170	247	3.7	8.2	11.9

An explanation of the reconciling items between reported and underlying performance measures is included in Note 1(c).

Segmental Reporting
Business segment analysis

				Underlying
		Profit from	Operating	profit from	Underlying
2006 Half Year (unaudited)	Revenue	operations	margin	operations	margin
re-presented	£m	£m	%	£m	%

EMEA	1,098	122	11.1	128	11.7
Americas	641	84	13.1	92	14.4
Asia Pacific	553	49	8.9	52	9.4

	2,292	255	11.2%	272	11.9%
Central	4	(88)	n/a	(80)	n/a

	2,296	167	7.3%	192	8.4%

Share of results in associates		3		3

Profit before Financing and Taxation		170		195
Investment revenue		32		32
Finance cost		(97)		(104)

Profit before Taxation		105		123
Taxation		(27)		(36)
Minority interests		(3)		(3)

Profit for the period from continuing operations		75		84
Discontinued operations — Europe Beverages		541		1
Discontinued operations — Americas Beverages		203		189

Profit for the period – Equity holders		819		274

Reconciliation of profit from operations and profit before taxation to underlying performance measure

			Reversal of
			amortisation		Reversal
		Reversal of	and	Reversal of	of UK		Underlying
2006 Half Year	Reported	restructuring	impairment of	non-trading	Product	IAS 39	performance
(unaudited)	Performance	costs	intangibles	items	Recall	adjustment	measure
re-presented	£m	£m	£m	£m	£m	£m	£m

EMEA	122	12	—	(6)	2	(2)	128
Americas	84	8	1	—	—	(1)	92
Asia Pacific	49	3	1	—	—	(1)	52
Central	(88)	4	—	(1)	5	—	(80)

Profit from Operations	167	27	2	(7)	7	(4)	192
Share of result in associates	3	—	—	—	—	—	3
Financing	(65)	—	—	—	—	(7)	(72)

Profit before Taxation	105	27	2	(7)	7	(11)	123

Reconciliation from reported to underlying earnings & earnings per share

	Earnings			Earnings per share
2006 Half year (unaudited)	Continuing	Discontinued	Total	Continuing	Discontinued	Total
re-presented	£m	£m	£m	pence	pence	pence

Reported	75	744	819	3.6	36.0	39.6

Reversal of:
Restructuring costs	27	3	30	1.3	0.1	1.4
Amortisation and impairment of intangibles	2	1	3	0.1	0.1	0.2
Non-trading items	(7)	(598)	(605)	(0.3)	(28.9)	(29.2)
UK Product recall	7	—	7	0.4	—	0.4
IAS 39 adjustment	(11)	(1)	(12)	(0.5)	(0.1)	(0.6)
Tax effect on the above	(9)	41 *	32 *	(0.5)	2.0	1.5

Underlying	84	190	274	4.1	9.2	13.3

An explanation of the reconciling items between reported and underlying performance measures is included in Note 1(c).

*	Includes £7 million deferred tax credit arising on the intra-group transfer of brands.

1. GENERAL INFORMATION AND ACCOUNTING POLICIES
(a) The financial information included within the interim financial report has been prepared using accounting policies including presentation (except as noted below) consistent with International Financial Reporting Standards (IFRSs) as endorsed by the European Union which are the same as those set out in the Group’s published accounts for the year ended 31 December 2006.
(b) The interim financial report is unaudited and was approved by the board of directors on 31 July 2007. The full year figures for 2006 set out in this announcement do not constitute statutory accounts for the purpose of Section 240 of the Companies Act 1985 but are derived from the statutory accounts for that year after re-presenting, in accordance with IFRS 5, Americas Beverages as a discontinued operation. A copy of the statutory accounts for that year has been delivered to the Registrar of Companies. The auditors report on these accounts was unqualified and did not contain a statement under s237(2) or (3) of the Companies Act 1985.
(c) Use of underlying measures
Cadbury Schweppes believes that underlying profit from operations, underlying profit before tax, underlying earnings and underlying earnings per share provide additional information on underlying trends to shareholders. These measures are used by Cadbury Schweppes for internal performance analysis and are considered by the Remuneration Committee in determining incentive compensation arrangements for employees. The term underlying is not a defined term under IFRS, and may not therefore be comparable with similarly titled profit measurements reported by other companies. It is not intended to be a substitute for, or superior to, IFRS measurements of profit.
The adjustments made to reported profit are summarised below:
•	Restructuring costs – the costs incurred by the Group in implementing significant restructuring projects, such as the major cost reduction initiative in the continuing confectionery business, the Fuel for Growth programme and integrating acquired businesses are classified as restructuring. These are programmes involving one-off incremental items of major expenditure. The Group views restructuring costs as costs associated with investment in the future performance of the business and not part of the underlying performance trends of the business;

•	Amortisation and impairment of acquisition intangibles – under IFRS, the Group continues to amortise certain short-life acquisition intangibles and also recognises, from time to time, impairments of goodwill which have arisen on previous acquisitions. This amortisation and impairment is not considered to be reflective of the underlying trading of the Group;

•	Non-trading items – as part of its operations the Group may dispose of or recognise an impairment of subsidiaries, associates, investments, brands and significant fixed assets that do not meet the requirements to be separately disclosed outside continuing operations. Whilst the income or cost stream of these items is considered to be underlying in value any profit or loss realised on the ultimate disposal is not considered to be an underlying profit item;

•	IAS 39 adjustments — fair value accounting – under IAS 39, the Group seeks to apply hedge accounting to its various hedge relationships, (principally under commodity contracts, foreign exchange forward contracts and interest rate swaps) where it is permissible under the rules of IAS 39 and practical to do so. Due to the nature of its hedging arrangements, in a number of circumstances the Group is unable to apply hedge-accounting to the arrangements. The Group continues, however, to enter into these arrangements as they provide certainty or active management of the commodity prices affecting the Group, the exchange rates applying to the foreign currency transactions entered into by the Group and the interest rate applying to the Group’s debt. These arrangements result in fixed and determined cash-flows. The Group believes that these arrangements remain effective, economic and commercial hedges despite the inability to apply hedge accounting and therefore will continue internally to manage the performance of the business and incentivise and reward success on this basis. The effect of not applying hedge accounting under IAS 39 means that the reported results reflect the actual rate of exchange, interest rate or commodity price ruling on the date of a transaction regardless of the cash flow paid by the Group at the predetermined rate of exchange, interest rate or commodity price. In addition, any gain or loss accruing on open contracts at a reporting period end is recognised in the result for the period (regardless of the actual outcome of the contract on close-out). Whilst the impacts described above could be highly volatile depending on movements in exchange rates or commodity prices, this volatility will not be reflected in the cash flows of the Group, which will be based on the fixed or hedged rate. The adjustment made by the Group therefore is to report its underlying performance on the internal measure described above; and

•	Exceptional items – certain other items which do not reflect the Group’s underlying trading performance and due to their significance and one-off nature have been classified as exceptional. The gains and losses on these discrete items can have a material impact on the absolute amount of and trend in the profit from operations and result for the year. Therefore any gains and losses on such items are analysed outside underlying and comprise:

UK Product recall – in 2006 the incremental direct costs (net of directly attributable insurance recoveries) incurred in recalling seven Cadbury branded product lines in the UK and two in Ireland have been excluded from the underlying results of the Group. Any impact on trading following the recall is included in underlying results.

Nigeria – in the second half of 2006 the Group’s share of Cadbury Nigeria’s adjustments to reverse the historical overstatement of financial results and position was excluded from the Underlying equity accounted share of result of associates on the grounds that these adjustments had accumulated over a period of years and were a consequence of deliberate financial irregularities.

Release of disposal tax provisions – in the second half of 2006, the Group reached agreement with the UK tax authorities as to the tax due in connection with the disposal of Coca-Cola & Schweppes Beverages, a UK bottling business and the disposal in 1999 of the Group’s beverage brands in 160 countries. This resulted in the release of unutilised provisions totalling £51 million. The original disposal gains, net of tax, were treated as discontinued operations and excluded from the underlying results in the relevant years. Consistent with the previous treatment, the release of the unutilised provisions has been excluded from the underlying result.

•	Taxation – the tax impact of the above items are also excluded in arriving at underlying earnings. In addition, from time to time there may be tax items which as a consequence of their size and nature are excluded from underlying earnings.
(d) Free cash flow
Free cash flow is the measure used by the Group for internal cash flow performance analysis and is the primary cash flow measure used by management. The Group believes that free cash flow is a useful measure because it shows the amount of cash flow remaining after the cash generated by the Group through operations has been used to meet purposes over which the Group has little or no discretion such as taxation and interest costs or those which are characteristic of a continuing business, for example capital expenditure. The Group has revised its definition of free cash flow in 2007 to exclude dividends payable to equity shareowners.
Free cash flow therefore represents the amount of cash generated in the year by the underlying business and provides investors with an indication of the net cash flows generated which may be used for, or are required to be funded by, the payment of dividends to equity shareowners and other discretionary purposes such as investment in acquisitions, business disposals and the drawing and repayment of financing. A reconciliation of Free Cash Flow from the corresponding IFRS measure is presented in Note 14.
In 2007, payments of £38 million made into our principal Group defined benefit pension arrangements in respect of past service deficits have been excluded from Free Cash Flow. These payments are part of a wider pension funding strategy totalling some £190 million in the period from 2005 to 2008. The Group believes that the funding of these pension arrangements is a discretionary use of Free Cash Flow comparable to the repayment of external borrowings and has therefore been added back in calculating the Free Cash Flow. The Group will continue this reporting practice in future years. The Group continues to report the cash cost of funding pension obligations arising in respect of current year service within Free Cash Flow.

(e) Segmental analysis
Following the decision to separate the Americas Beverages business, the Group’s continuing operational management structure has three regions, each with its own leadership team. These three business regions, which are the Group’s primary reportable segments, are: Americas, Europe Middle East and Africa (EMEA) and Asia Pacific.
Regional teams manage the segments as strategic business units. They are managed separately because of the differing market conditions and consumer tastes in the different geographies, which require differing branded products and marketing strategies.
From 1 July 2007, the continuing Group has been reorganised into four operating regions from three. Europe, Middle East and Africa has been split into two regions: Britain, Ireland, Middle East & Africa (BIMA) and Europe. Americas and Asia Pacific are unchanged. For the full year, we will be reporting our regional results on the basis of this new structure
(f) Retirement benefit obligations
The group has updated its accounting for pensions under IAS 19 as at 30 June 2007. This involved rolling forward the assumptions from the prior year end and updating for changes in market rates in the first half. For the UK scheme, based on the actuarial assumptions from the last full actuarial valuation in April 2005, this suggested that a surplus may exist which is around £180m. A new full actuarial valuation as at April 2007 of the UK pension scheme is currently being prepared and the Group is in the process of discussing with the Pension Trustee the financing requirements and assumptions to be applied. In light of this it is not felt appropriate to recognise an IAS 19 pension asset for the UK scheme as at 30 June 2007. The 2007 valuation should be finalised by the time of our full year accounts and accordingly the IAS 19 accounting will be revisited at that time.
2. RESTRUCTURING
During the first half of 2007, the continuing Group incurred £34 million (2006: £27 million) of restructuring costs. £8 million relates to an onerous contract, £4 million relates to costs incurred to facilitate the separation of the Americas Beverage business and the remaining £22 million relates to our major cost reduction initiative in the continuing confectionery business. In 2006, the entire amount was incurred as part of the four year Fuel for Growth restructuring programme.
3. NON-TRADING ITEMS
During 2007, the continuing Group recorded a loss from non-trading items of £2 million (2006: profit of £7 million). This comprised principally £14 million net insurance recoveries to rebuild the Pontefract factory destroyed by fire in 2005, £4 million loss from the disposal of non-core businesses and £12 million loss relating to the impairment of property, plant & equipment in China (2006: £7 million insurance recovery to rebuild the Pontefract factory).
4. INVESTMENT REVENUE

		2006	2006
	2007	unaudited	Full Year
	unaudited	re-presented	re-presented
	£m	£m	£m

Interest on bank deposits	6	17	23
Post retirement employee benefits	15	15	27

Investment revenue — underlying	21	32	50

5. FINANCE COSTS

		2006	2006
	2007	unaudited	Full Year
	unaudited	re-presented	re-presented
	£m	£m	£m

Underlying finance costs	84	104	196
Fair value movements in treasury instruments	(12)	(7)	4

Reported finance costs	72	97	200

Underlying net finance costs	63	72	146

6. TAXATION

		2006	2006
	2007	unaudited	Full Year
	unaudited	re-presented	re-presented
	£m	£m	£m

UK	(15)	2	31
Overseas	48	34	71

Underlying taxation	33	36	102
Tax on restructuring costs	(6)	(9)	(23)
Tax on amortisation and impairment of intangibles	(6)	(8)	(12)
Tax on non-trading items	7	7	7
Tax on UK product recall	—	(2)	(9)
Tax on IAS 39 adjustment	7	3	(1)

Reported taxation	35	27	64

7. DIVIDENDS

	2007	2006	2006
	unaudited	unaudited	Full Year
	£m	£m	£m

Amounts recognised as distributions to equity holders in the period:
Final dividend for the year ended 31 December 2006 of 9.90 pence (1 January 2006 of 9.00p) per share	207	187	187
Interim dividend for the year ended 31 December 2006 of 4.10p (1 January 2006 of 4.00p) per share	—	—	85

	207	187	272

At 30 June 2007 the 2007 interim dividend of 5.00p per share had not been declared to equity holders and as such was not included as a liability. The expected cash payment in respect of the interim dividend for the Half Year ended 30 June 2007 is £105 million.

8. EARNINGS PER SHARE
a. Basic EPS – Continuing and Discontinued
The reconciliation between Reported and Underlying EPS, and between the earnings figures used in calculating them, is as follows:

	Half Year				Full Year
	(unaudited)
	Earnings		EPS		Earnings	EPS
	2007	2006	2007	2006	2006	2006
	£m	£m	pence	pence	£m	pence

Reported – Continuing and Discontinued	182	819	8.7	39.6	1,169	56.4

Restructuring costs	40	30	1.9	1.4	133	6.4
Amortisation and impairment of intangibles	27	3	1.3	0.2	38	(1.8)
Non-trading items	16	(605)	0.8	(29.2)	(671)	(32.3)
UK product recall	—	7	—	0.4	30	1.4
Nigeria adjustments	—	—	—	—	23	1.1
IAS 39 adjustment	(10)	(12)	(0.4)	(0.6)	9	0.5
Effect of tax on above items	(8)	*32	(0.4)	1.5	**(26)	(1.2)
Release of disposal tax provision	—	—	—	—	(51)	(2.5)

Underlying – Continuing and Discontinued	247	274	11.9	13.3	654	31.6

*Includes £7 million deferred tax credit arising on the intra-group transfer of brands.
** Includes £17 million deferred tax credit arising on the intra-group transfer of brands.
An explanation of the reconciling items between reported and underlying performance measures is included in Note 1 (c).
b. Diluted EPS – Continuing and Discontinued
Diluted EPS has been calculated based on the Reported and Underlying Earnings amounts above. The diluted reported and underlying earnings are set out below:

	2007	2006	2006
	unaudited	unaudited	Full year
	pence	pence	pence

Diluted Reported – Continuing and Discontinued	8.6	39.2	55.9

Diluted Underlying – Continuing and Discontinued	11.7	13.1	31.3

A reconciliation between the shares used in calculating Basic and Diluted EPS is as follows:

	2007	2006	2006
	unaudited	unaudited	Full year
	million	million	million

Average shares used in Basic EPS calculation	2,086	2,068	2,072
Dilutive share options outstanding	26	23	19

Shares used in Diluted EPS calculation	2,112	2,091	2,091

Share options whose exercise price is above the average share price for the relevant period are non dilutive and therefore excluded from the calculation of diluted EPS. Non-dilutive share options totalled nil million in 2007 (2006: 0.3 million).

c. Continuing Operations EPS
The reconciliation between Reported Continuing and Underlying Continuing EPS, and between the earnings figures used in calculating them, is as follows:

	Half Year				Full Year
	unaudited				re-presented
	Earnings		EPS		Earnings	EPS
		2006		2006
	2007	re-presented	2007	re-presented	2006	2006
	£m	£m	pence	pence	£m	pence

Reported – Continuing Operations	34	75	1.6	3.6	122	5.9

Restructuring costs	34	27	1.6	1.3	112	5.4
Amortisation and impairment of intangibles	15	2	0.7	0.1	19	0.9
Non-trading items	2	(7)	0.1	(0.3)	(23)	(1.1)
UK Product Recall	—	7	—	0.4	30	1.4
Nigeria adjustment	—	—	—	—	23	1.1
IAS 39 adjustment	(10)	(11)	(0.4)	(0.5)	8	0.4
Effect of tax on above items	2	(9)	0.1	(0.5)	(38)	(1.8)

Underlying – Continuing Operations	77	84	3.7	4.1	253	12.2

Diluted Continuing EPS has been calculated based on the Reported Continuing and Underlying Continuing Earnings amounts above. A reconciliation between the shares used in calculating Basic and Diluted EPS is set out above. The diluted reported and underlying earnings from continuing operations are set out below:

		2006	2006
	2007	unaudited	Full year
	unaudited	re-presented	re-presented
	pence	pence	pence

Diluted Reported – Continuing Operations	1.6	3.6	5.8

Diluted Underlying – Continuing Operations	3.6	4.0	12.1

9. DISCONTINUED OPERATIONS
On 15 March 2007, the Group announced that it was separating its Americas Beverages business. The status of the separation project on 30 June requires that, in accordance with IFRS 5, “Non-current assets held for sale and discontinued operations” this business is classified as discontinued and the prior periods have been re-presented on a consistent basis.
In 2006, the Group disposed of its beverage operations in Europe, Syria and South Africa and these businesses and the resulting profit on disposal are classified as discontinued operations.

(a) The results of the discontinued operations, which have been included in the consolidated income statement, are as follows:

			2006			2006
	2007		Half Year			Full Year
	Half Year		unaudited			unaudited
	unaudited		£m			£m
	£m		Europe,			Europe,
	Americas	Americas	Syria &		Americas	Syria &
	Beverages	Beverages	SA Bevs	Total	Beverages	SA Bevs	Total

Revenue	1,423	1,120	69	1,189	2,566	70	2,636
Trading costs	(1,166)	(841)	(67)	(908)	(1,981)	(67)	(2,048)
Restructuring costs	(6)	(3)	—	(3)	(21)	—	(21)
Amortisation and impairment of intangibles	(12)	(1)	—	(1)	(19)	—	(19)
Non-trading items	—	17	—	17	17	—	17

Profit from operations	239	292	2	294	562	3	565
Share of result in associates	—	2	—	2	(1)	—	(1)

Profit before financing and taxation	239	294	2	296	561	3	564
Finance costs	(3)	(1)	(5)	(6)	(5)	(5)	(10)

Profit/(loss) before taxation	236	293	(3)	290	556	(2)	554
Taxation	(74)	(90)	4	(86)	(151)	4	(147)
(Disposal costs) / Profit on disposal	(14)	—	581	581	—	631	631
Tax on profit on disposal	—	—	(41)	(41)	—	9	9

Profit for the period	148	203	541	744	405	642	1,047

(b) The major classes of assets and liabilities comprising the Americas Beverages operations classified as held for sale are as follows:

2007
Half Year
unaudited
£m

Assets

Non-current assets
Goodwill	848
Acquisition intangibles	2,046
Software intangibles	60
Property, plant & equipment	369
Investment in associates	6
Deferred tax assets	18
Trade and other receivables	48
Other investments	1

3,396

Current Assets
Inventories	188
Trade and other receivables	372
Cash and cash equivalents	14

574

TOTAL ASSETS *	3,970

LIABILITIES
Current liabilities
Trade and other payables	(354)
Tax payable	(15)
Short term borrowings and overdrafts	(24)
Short term provisions	(2)

(395)

Non-current liabilities
Trade and other payables	(4)
Retirement benefit obligation	(42)
Deferred tax liabilities	(666)
Long term provisions	(1)
Obligations under finance leases	(12)

(725)

TOTAL LIABILITIES	(1,120)

*	The Group also has £1 million asset held for sale at 30 June 2007 relating to its Australian jams, toppings and jellies business.
IFRS 5 requires that the total assets and total liabilities of discontinued operations are shown separately and excluded from the individual line items of the Balance Sheet. However, no re-presentation of the prior period is required. Hence only amounts for Half Year 2007 are presented.
At 30 June 2006 the assets (£32 million) and associated liabilities (£11 million) of Bromor, the Group’s South African beverage business were classified as “held for sale” as this disposal was not completed until August 2006.
10. ACQUISITIONS
During the period, the Group acquired 93.32% of Kandia-Excelent S.A., a Romanian confectionery company for consideration of £57 million. The assets and liabilities acquired are included in the balance sheet at 30 June 2007 at provisional values.

On 2 May 2006, the Group paid $353 million to acquire the 55% of Dr Pepper/Seven-Up Bottling Group (now Cadbury Schweppes Bottling Group or CSBG) which was not previously owned. In addition, the Group acquired All American Bottling Company for £32 million on 8 June 2006.
11. SHARE CAPITAL
During the period ended 30 June 2007, 8 million ordinary shares of 12.5p were allotted and issued upon the exercise of share options. The nominal value of ordinary shares issued during the period ended 30 June 2007 was £1 million. There were no other changes in the issued ordinary share capital of the Company during the 6 months to 30 June 2007.
12. NET DEBT
The Group’s definition of net debt is shown below:

	2007	2006	2006
	unaudited	unaudited	Full year
	£m	£m	£m

Short term investments	71	72	126
Cash and cash equivalents	173	338	269
Short term borrowings and overdrafts	(1,553)	(1,430)	(1,439)
Obligations under finance leases	(21)	(21)	(22)
Borrowings – non current	(1,730)	(2,357)	(1,810)
Obligations under finance lease – non current	(2)	(38)	(33)

Net debt – continuing operations	(3,062)	(3,436)	(2,909)

Discontinued operations
Cash and cash equivalents	14	—	—
Short term borrowings and overdrafts	(24)	—	—
Obligations under finance leases	(12)	—	—

Net debt – total group	(3,084)	(3,436)	(2,909)

13. RECONCILIATION OF CASH FLOW FROM OPERATING ACTIVITIES

	2007	2006	2006
	unaudited	unaudited	Full year
	£m	£m	£m

Profit from operations – Continuing Operations	115	167	347
Profit from operations – Discontinued Operations	239	294	565

	354	461	912

Adjustments for:
Depreciation and amortisation	148	110	270
Restructuring	(1)	1	50
Non-trading items	2	(24)	(40)
Post retirement benefits	6	3	(1)
Additional funding of past service pensions deficit	(38)	(36)	(67)
Other non-cash items	14	18	37

Operating cash flows before movements in working capital	485	533	1,161

Increase in inventories	(100)	(82)	(2)
Decrease in receivables	57	85	50
Decrease in payables	(112)	(236)	(64)

Net movement in working capital	(155)	(233)	(16)

Cash generated by operations	330	300	1,145
Interest paid	(87)	(121)	(214)
Interest received	6	17	28
Income taxes paid – excluding disposals	(138)	(145)	(256)
Income taxes paid – disposals	(7)	(8)	(83)

Net cash from operating activities	104	43	620

14. RECONCILIATION OF FREE CASH FLOW
Free cash flow is defined as the amount of cash generated by the business after meeting all its obligations for interest, tax and minority dividends and after all capital investment excluding share sales or purchases by the Employee Trust.

	2007	2006	2006
	unaudited	unaudited	Full year
	£m	£m	£m

Net cash from operating activities	104	43	620
Add back:
Additional funding of past service pensions deficit	38	36	67
Income taxes paid on disposals	7	8	83
(Less)/Plus:
Net capital expenditure	(147)	(133)	(300)
Net associate and minority dividends	—	3	2

Free cash flow	2	(43)	472

15. POST BALANCE SHEET EVENTS
On 9 July 2007, the Group completed its disposal of its Australian jams, toppings and jellies business.
On 12 July 2007, Americas Beverages acquired the Southeast-Atlantic Beverage Corp, the second largest independent bottler in the US, from private shareowners.
On 26 July 2007, the Group completed the purchase of 96.08% of the shares of Sansei Foods Co., Ltd. a Japanese functional candy company.